

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2023

Ricardo Ramos
Chief Executive Officer
Chemical & Mining Company of Chile, Inc.
El Trovador 4285, 6th floor
Santiago, Chile +56 2 2425 2000

> **Re: Chemical and Mining Company of Chile, Inc.**
> **Form 20-F for the Fiscal Year ended December 31, 2022**
> **Filed April 26, 2023**
> **File No. 033-65728**

Dear Ricardo Ramos:

 We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2022

Risk Factors
Risks Relating to our Business, page 1

1. Given your disclosures on page 33 and 34, reporting that Lithium business segment revenues of $8.2 billion represented about 76% of your total revenues in 2022, and that one supplier accounted for about 80% of the cost of sales of this business line, it appears that you should provide both risk factor and business disclosures of this concentration or dependence to comply with Item 3.D and Item 4.B.4 and 6 of Form 20-F.

   For example, please describe the material terms of the arrangement with the supplier, and (i) address the risks of relying on a single supplier to this extent, (ii) explain how you monitor the credit risk and financial solvency of the supplier, and (iii) discuss any possible alternate sources for the materials or services provided by this supplier.

<u>Financial Statements</u>
<u>Note 3 - Significant Accounting Policies, page F-22</u>

2.   We note that you present basic and diluted earnings (loss) per share from continuing operations attributable to the shareholders on page F-7, notwithstanding your disclosure on page F-33, indicating that you have not conducted any type of operation of potential dilutive effect that would entail the disclosure of diluted earnings per share.

      Please address the disclosures requirements in paragraph 70 of IAS 33.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joseph Klinko, Staff Accountant at (202) 551-3824 or Gus Rodriguez, Staff Accountant at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation